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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Applied Digital Solutions, Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
38188306
(CUSIP Number)
7/5/2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38188306

1	NAMES OF REPORTING PERSONS: Scott R. Silverman

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		4,184,332

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,184,332

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,184,332

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.
(a) Name of Issuer:
Applied Digital Solutions, Inc.
(b) Address of Issuer’s Principal Executive Offices:
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
Item 2.
(a) Name of Person Filing:
Scott R. Silverman
(b) Address of Principal Business Office or if None, Residence:
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
(c) Citizenship:
USA
(d) Title of Class of Securities:
Common Stock, par value $.01
(e) CUSIP Number:
38188306
Item 3.
N/A.
Item 4. Ownership
(1)(a) Amount Beneficially Owned: 4,184,332
(1)(b) Percent of Class: 5.75%
(1)(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 4,184,332
(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,184,332
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
N/A.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
None.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
N/A.
Item 8. Identification and Classification of Members of the Group
N/A.
Item 9. Notice of Dissolution of Group
N/A.
Item 10. Certification
The Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 10, 2007

Dated

/s/ Scott R. Silverman

Scott R. Silverman